40-8F-M

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-8F

FIRST AMENDMENT AND RESTATEMENT OF APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I. GENERAL IDENTIFYING INFORMATION

     1. Reason fund is applying to deregister (check only one):

          [X] Merger

          [ ] Liquidation

          [ ] Abandonment of Registration

          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ] Election of status as a Business Development Company

          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2. Name of fund:

          Templeton Variable Products Series Fund (the "Fund") (including the following series: Franklin Large Cap Growth Investments Fund, Franklin Small Cap Investments Fund, Mutual Shares Investments Fund, Templeton Asset Allocation Fund, Templeton Bond Fund, Templeton Developing Markets Fund, Templeton International Fund, Franklin S&P 500 Index Fund and Templeton Stock Fund (each a "Series and collectively, the "Series"))

     3. Securities and Exchange Commission File No.:

          811-5479

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [ ] Initial Application       [X] Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          500 East Broward Boulevard, Suite 2100
          Fort Lauderdale, Florida 33394-3091

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Kevin M. Kirchoff
          Senior Corporate Counsel
          Franklin Templeton Investments
          Legal  SM901/7
          777 Mariners Island Boulevard
          San Mateo, California 94404-1585
          Telephone: 1-650-525-8050

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          Franklin Templeton Services, Inc.
          500 East Broward Boulevard
          Fort Lauderdale, Florida 33394-3091
          Telephone: (954) 527-7500

                    and

          Franklin/Templeton Investor Services, Inc.
          100 Fountain Parkway
          St. Petersburg, Florida 33716-1205
          Telephone: (727) 299-8712

          NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIOD SPECIFIED IN THOSE RULES.

     8. Classification of fund (check only one):

          [X] Management company;

          [ ] Unit investment trust; or

          [ ] Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [X] Open-end           [ ] Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         The Fund is a business trust organized under the laws of the Commonwealth of Massachusetts.

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          i)   Templeton Asset Management Ltd.
               formerly known as Templeton Investment
               Management (Singapore) Pte Ltd.
               7 Tamasek Blvd., 38-03 Suntec Tower One, Singapore, 038987 (Investment adviser for the following Series: Templeton Developing Markets Fund)

          ii)  Templeton Investment Counsel, Inc.
               Broward Financial Centre, Suite 2100
               Fort Lauderdale,  Florida 33394
               (Investment adviser or sub-adviser for the following Series:
               Templeton Asset Allocation Fund, Templeton Bond Fund, Templeton International Fund, Templeton Stock Fund and Franklin Strategic Income Investments Fund (sub-adviser))

          iii) Franklin Mutual Advisers, LLC
               51 John F. Kennedy Parkway
               Short Hills, New Jersey 07078
               (Investment adviser for the following Series: Mutual Shares Fund)

          iv)  Franklin  Advisers,  Inc.
               777  Mariners  Island Blvd.
               San Mateo, California 94403-7777
               (Investment adviser for the following Series: Franklin Large Cap Growth Investments Fund, Franklin Small Cap Fund, Franklin S&P Index Fund and Franklin Strategic Income Investments Fund)

          v)   State Street Global Advisors, a division
               of State Street Bank and Trust Company
               Two International Place
               Boston, Massachusetts  02110
               (Sub-adviser to the following Series: Franklin S&P 500 Index
               Fund)

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  Franklin/Templeton Distributors, Inc.
                  777 Mariners Island Blvd.
                  San Mateo, California 94403-7777

     13. If the fund is a unit investment trust ("UIT") provide:

                           N/A

          (a) Depositor's name(s) and address(es):

          (b) Trustee's name and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [X] Yes               [ ] No

          If Yes, for each UIT state:

        Name of  Insurance
        Company  Separate
            Account             File No.           Business  Address
     ------------------------------------------------------------------------

     Allianz Life Variable      811-09865       1750 Hennepin Avenue
     Account A                                  Minneapolis, MN  55403

     Allianz Life Variable      811-05618       1750 Hennepin Avenue
     Account B                                  Minneapolis, MN  55403

     COVA Variable Annuity      811-07060       One Tower Lane
     Account Five                               Suite 3000
                                                Oakbrook Terrace, IL  60181

     COVA Variable Life         811-08433       One Tower Lane
     Account Five                               Suite 3000
                                                Oakbrook Terrace, IL  60181

     CUNA Mutual Life           811-08260       2000 Heritage Way
     Variable Annuity                           Waverly, IA  50677
     Account

     CUNA Mutual Life           811-03915       2000 Heritage Way
     Variable Account                           Waverly, IA  50677

     Glenbrook Life &           811-07351       3100 Sanders Road
     Annuity Co Separate                        Northbrook, IL  60062
     Account A

     Glenbrook Life &           811-07351       3100 Sanders Road
     Annuity Co Separate                        Northbrook, IL  60062
     Account

     Hartford Life and          811-9295        200 Hopmeadow Street
     Annuity Insurance                          Simsbury, CT  06089
     Company Separate
     Account Seven

     Hartford Life Insurance    811-04972       200 Hopmeadow Street
     Company Separate                           Simsbury, CT  06089
     Account Seven

     IDS Life Variable          811-07355       IDS Tower 10
     Account 10                                 Minneapolis, MN  55440

     IDS Life Of New York       811-07623       20 Madison Avenue Extension
     Flexible Portfolio                         Albany, NY  12203
     Annuity Account

     JPF Separate Account A     811-04160       One Granite Place
     Of Jefferson Pilot                         P.O. Box 515
     Financial Ins. Co.                         Concord, NH  03302

     JPF Separate Account C     811-08230       One Granite Place
     Of Jefferson Pilot                         P.O. Box 515
     Financial Ins. Co.                         Concord, NH  03302

     Minnesota Life Variable    811-4585        400 Robert Street North
     Life Account                               St. Paul, MN  55101

     Phoenix Home Life          811-03488       One American Row
     Variable Accumulation                      Hartford, CT  06115
     Account

     Pruco Life Flexible        811-07325       213 Washington Street
     Premium Variable                           Newark, NJ  07102
     Annuity Account

     Pruco Life Insurance Co.   811-07975       213 Washington Street
     Of New Jersey Flexible                     Newark, NJ  07102
     Premium Variable
     Annuity Account

     The Variable Annuity       811-03240       2929 Allen Parkway
     Life Insurance Company                     Houston, TX  77019

     Travelers Fund U For       811-03575       1 Tower Square
     Variable Annuities                         Hartford, CT  06183

     Carillon Life Account      811-09076       P.O. Box 40888
                                                1876 Waycross Road
                                                Cincinnati, OH  45240

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X] Yes          [ ] No

               If Yes, state the date on which the board vote took place:

                    October 21, 1999

               If No, explain:

           (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X] Yes          [ ] No

               If Yes, state the date on which the shareholder vote took place:

                    February 8, 2000

               If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [ X] Yes              [ ] No

         On February 8, 2000, the shareholders of the Fund approved an Agreement and Plan of Reorganization (the "Agreement and Plan") between the Fund, on behalf of its Series and Franklin Templeton Variable Insurance Products Trust (the "Trust"), on behalf of its series (the "Acquiring Series"). Pursuant to the Agreement and Plan, all of the assets of each Series were transferred to a corresponding Acquiring Series, in exchange solely for shares of the specified classes of the corresponding Acquiring Series and the assumption by each Acquiring Series of the liabilities of each corresponding Series. On September 23, 1999, Class 1 shares of each Acquiring Series were distributed to the shareholders of the Class 1 shares of the corresponding Series. Class 2 shares of each Acquiring Series were distributed to the shareholders of the Class 2 shares of the corresponding Series and Class 3 shares of the Franklin S&P 500 Index Fund were distributed to the shareholders of the Class 3 shares of the corresponding Series. Each Series is named below next to its corresponding Acquiring Series:


                 SERIES                              ACQUIRING SERIES
         ----------------------------------------------------------------------
         Franklin Large Cap Growth              Franklin Large Cap Growth
            Investments Fund                       Securities Fund
         Franklin Small Cap Investments         Franklin Small Cap Fund
            Fund
         Mutual Shares Investments Fund         Mutual Shares Securities Fund
         Templeton Asset Allocation Fund        Templeton Global Asset
                                                   Allocation Fund
         Templeton Bond Fund                    Templeton Global Income
                                                   Securities Fund
         Templeton Developing Markets           Templeton Developing Markets
            Fund                                   Equity Fund
         Templeton International Fund           Templeton International Equity
                                                   Fund
         Templeton Stock Fund                   Templeton Global Growth Fund
         Franklin S&P 500 Index Fund            Franklin S&P 500 Index Fund
         Franklin Strategic Income              Franklin Strategic Income
            Investments Fund                       Securities Fund

          (a) If Yes, list the date(s) on which the fund made those distributions:

               May 1, 2000

          (b) Were the distributions made on the basis of net assets?

               [ X] Yes         [ ] No

          (c) Were the distributions made pro rata based on share ownership?

               [X ] Yes         [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

               The exchange ratio used for each class of each Series of the Fund is listed below:


                               SERIES                            EXCHANGE RATIO
               ----------------------------------------------------------------
               Franklin Large Cap Growth Investments Fund -
                   Class 1 Shares                                       0.788

               Franklin Large Cap Growth Investments Fund -
                  Class 2 Shares                                        1.000

               Franklin Small Cap Investments Fund -
                  Class 1 Shares                                        0.608

               Franklin Small Cap Investments Fund -
                  Class 2 Shares                                        0.608

               Mutual Shares Investments Fund - Class 1 Shares          0.824

               Mutual Shares Investments Fund - Class 2 Shares          0.823

               Templeton Asset Allocation Fund - Class 1 Shares         1.650

               Templeton Asset Allocation Fund - Class 2 Shares         1.649

               Templeton Bond Fund - Class 1 Shares                     0.861

               Templeton Bond Fund - Class 2 Shares                     0.863

               Templeton Developing Markets Fund - Class 1 Shares       0.716

               Templeton Developing Markets Fund - Class 2 Shares       0.715

               Templeton International Fund - Class 1 Shares            1.540

               Templeton International Fund - Class 2 Shares            1.540

               Templeton Stock Fund - Class 1 Shares                    1.496

               Templeton Stock Fund - Class 2 Shares                    1.494

               Franklin S&P 500 Index Fund - Class 1 Shares             1.000

               Franklin S&P 500 Index Fund - Class 2 Shares             1.000

               Franklin S&P 500 Index Fund - Class 3 Shares             1.000

               Franklin Strategic Income Investments Fund -
                  Class 1 Shares                                        1.000

               Franklin Strategic Income Investments Fund -
                  Class 2 Shares                                        1.000

               The exchange ratio for each class of each Series listed above was calculated by dividing each of the Series' net asset value per share attributable to that class by the net asset value per share of the same class of the corresponding Acquiring Series, as of the normal close of business of the New York Stock Exchange on May 1, 2000, the closing date of the merger.

          (e) Liquidations only:

               Were any distributions to shareholders made in kind?

               [ ] Yes          [ ] No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17. Closed-end funds only:

          Has the fund issued senior securities?

          [ ] Yes               [ ] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18. Has the fund distributed all of its assets to the fund's shareholders?

          Yes [X]               No [ ]

          See answer to item 16.

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ] Yes               [X] No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ] Yes       [X] No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b) Why has the fund retained the remaining assets?

          (c) Will the remaining assets be invested in securities?

               [ ] Yes          [ ] No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ] Yes        [X] No

          If Yes,

          (a) Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22. (a) List the expenses incurred in connection with the Merger or
             Liquidation:

                 (i) Legal expenses:

                     $190,993

                (ii) Accounting expenses:

                     $40,000

               (iii) Other expenses (list and identify separately):

                     Printing and Mailing:   $678,076
                     Tabulation:             $366,841

                (iv) Total expenses (sum of lines (i)-(iii) above):

                     $1,275,910

          (b) How were those expenses allocated?

               Expenses were allocated: (1) 50% to the affected series of Templeton Variable Products Series Fund and of Franklin Templeton Variable Insurance Products Trust (the "Trusts"), allocated proportionately between those series on the basis of their net assets; and (2) 50% to the Trusts' investment advisers--Franklin Advisers, Inc., Franklin Mutual Advisers, LLC, Templeton Investment Counsel, Inc., Templeton Global Advisors Limited, and Templeton Asset Management Ltd.--allocated proportionately between them on the basis of the net assets of the affected series for which they served as investment adviser.

          (c) Who paid those expenses?

               Franklin Advisers, Inc.                  176,294

               Templeton Investment Counsel, Inc.       335,785

               Templeton Asset Management Ltd.           57,798

               Templeton Global Advisors Limited         21,305

               Franklin Mutual Advisers, LLC             44,773

               Franklin Templeton Variable Insurance
               Products Trust                           334,974

               Templeton Variable Products
               Series Fund                              302,981
                                                      ------------
               Total:                                $1,275,910

          (d) How did the fund pay for unamortized expenses (if any)?

               N/A

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ] Yes               [X] No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

     24. Is the fund a party to any litigation or administrative proceeding?

          [ ] Yes                [X] No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ] Yes               [X] No

          If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

     26. (a) State the name of the fund surviving the Merger:

                    Franklin Templeton Variable Insurance Products Trust

          (b) State the Investment Company Act file number of the fund surviving the Merger:

                    811-5583

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                    File No. 333-90195
                    Form N-14
                    Date of Filing: November 3, 1999

                    Pursuant to Rule 0-4 under the Investment Company Act of 1940, the Applicant, Templeton Variable Products Series Fund, hereby incorporates by reference into this First Amendment and Restatement of Application on Form N-8F its filing on Form N-14, filed November 3, 1999, File No. 333-90195.

          (d) If the merger or reorganization agreement has not been filed with the Commission provide a copy of the agreement as an exhibit to this form.

                    N/A






                                  VERIFICATION

The undersigned states that:

  (i) she has executed this First Amendment and Restatement of Application on Form N-8F for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Templeton Variable ProductsSeries Fund;

 (ii) she is the Assistant Secretary of Templeton Variable Products Series Fund; and

(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this First Amendment and
      Restatement  of  Application  on  Form  N-8F  have  been  taken.   The
      undersigned also states that the facts set forth in this First Amendment and Restatement of Application on Form N-8F are true to the best of her knowledge, information and belief.

                                              /s/KAREN L. SKIDMORE
                                              ---------------------
                                              Karen L. Skidmore